UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

Schedule 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

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SHOE PAVILION, INC.

(Name of Registrant as Specified in its Charter)

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13245 Riverside Drive, Suite 450
Sherman Oaks, CA 91423

May 5, 2008

To the Stockholders of Shoe Pavilion, Inc.:

You are cordially invited to attend the Annual Meeting of Stockholders of Shoe Pavilion, Inc. The meeting will be held at 9:00 a.m. Pacific Time on Friday, May 30, 2008, at Shoe Pavilion's corporate headquarters located at 13245 Riverside Drive, Suite 450, Sherman Oaks, California 91423. We look forward to meeting as many of our stockholders as possible.

The accompanying Notice of Annual Meeting of Stockholders and Proxy Statement describe the items to be considered and acted upon by the stockholders.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. As a beneficial owner, you can vote your shares by marking your votes on the enclosed proxy card. If you vote on the enclosed proxy card, you must sign, date and mail the proxy card in the enclosed envelope. If you decide to attend the Annual Meeting and vote in person, you may then withdraw your proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the Annual Meeting, you must obtain from the record holder a proxy issued in your name.

On behalf of the Board of Directors and the employees of Shoe Pavilion, I would like to express my appreciation for your continued interest in the affairs of the Company.

Sincerely,

Dmitry Beinus
Chief Executive Officer and Chairman of the Board



Notice of the 2008 Annual Meeting of Stockholders
of Shoe Pavilion, Inc.

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Shoe Pavilion, Inc. (the "Company") will be held at the corporate headquarters located at 13245 Riverside Drive, Suite 450, Sherman Oaks, California 91423 on Friday, May 30, 2008, at 9:00 a.m. Pacific Time for the following purposes:

1. To elect four directors to serve on the Board of Directors until the next Annual Meeting and until their successors are duly elected and qualified (Proposal 1);

2. To ratify the appointment of Grant Thornton LLP as independent auditors for the fiscal year ending January 3, 2009 (Proposal 2); and

3. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on April 4, 2008 as the record date for the Meeting. Only stockholders of record at that time are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. A list of stockholders entitled to vote at the Meeting will be available for examination by any stockholder, for any purpose germane to the Meeting, at the Meeting and for ten days prior to the Meeting during ordinary business hours at 13245 Riverside Drive, Suite 450, Sherman Oaks, California 91423, the Company's principal place of business.

Dated: May 5, 2008

By Order of the Board of Directors

Michael P. McHugh, *Secretary*

STOCKHOLDERS ARE REQUESTED TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE.

SHOE PAVILION, INC.

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors of Shoe Pavilion, Inc. (the "Company") to be used at the Annual Meeting of Stockholders on May 30, 2008, and at any adjournment thereof for the purposes set forth in the foregoing notice. This proxy statement and the enclosed form of proxy were first sent to stockholders on or about May 5, 2008.

If the enclosed form of proxy is properly signed and returned, the shares represented thereby will be voted at the Annual Meeting in accordance with the instructions specified thereon. If the proxy does not specify how the shares represented thereby are to be voted, the proxy will be voted as recommended by the Board of Directors. The Company's Board of Directors does not know of, and does not presently intend to bring, any business before the Annual Meeting other than that referred to in this Proxy Statement and specified in the Notice of Annual Meeting. As to any other business that may properly come before the Annual Meeting, including any motion made for adjournment of the Annual Meeting (including for purposes of soliciting additional votes for election of directors and/or for any other proposal), the proxy will confer discretionary authority on the proxy holders to vote all shares covered by the proxy cards in their discretion. Any stockholder signing a proxy in the form accompanying this Proxy Statement has the power to revoke it prior to or at the Annual Meeting. A proxy may be revoked by a writing delivered to the Secretary of the Company stating that the proxy is revoked, by a subsequent proxy signed by the person who signed the earlier proxy, or by attendance at the Annual Meeting, revoking the proxy prior to the vote being taken and then voting in person.

VOTING SECURITIES

Only stockholders of record on the books of the Company as of 5:00 p.m. April 4, 2008 will be entitled to vote at the Annual Meeting.

As of the close of business on April 4, 2008, there were 9,542,331 shares of common stock outstanding. Each of the Company's stockholders is entitled to one vote for each share of common stock held as of the record date. The holders of a majority of the outstanding shares of the stock, present in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting or any adjournment thereof.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the election inspector appointed for the meeting and will determine whether or not a quorum is present. With regard to the election of directors, votes may be cast "For" or "Withhold Authority" for each nominee; votes that are withheld will be excluded entirely from the vote and will have no effect. Director elections are determined by a plurality of shares of common stock represented in person or by proxy and voting at the Annual Meeting. The ratification of the appointment of Grant Thornton LLP as independent auditors for the Company requires the affirmative vote of the holders of the majority of the shares present or represented by proxy at the Annual Meeting. If an executed proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the Annual Meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of such matter. If an executed proxy is returned by a broker holding shares in street name that indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the Annual Meeting for purposes of determining a quorum on all matters, but will not be considered to be represented at the Annual Meeting for purposes of calculating the votes cast with respect to such matter. Thus, while abstentions and broker non-votes will have no effect on the outcome of the election of directors, abstentions and broker non-votes will have the same effect as negative votes on the proposal to ratify the selection of Grant Thornton LLP as independent auditors for the year ending January 3, 2009.

Stockholder proposals for this Annual Meeting were required to be submitted to the Company no later than January 4, 2008. No stockholder proposals were received, and management is not aware of any other matters to be presented for action at the Annual Meeting, other than those stated in the Notice of Meeting. If any other matters properly come before the Annual Meeting, however, the proxies solicited hereby will be voted by the proxy holders in accordance with the recommendations of the Board of Directors.

PROPOSAL 1

ELECTION OF DIRECTORS

The business and affairs of the Company are managed under the direction of the Board of Directors, as provided by Delaware law and the Company's By-laws. The Board of Directors establishes corporate policies and strategies and supervises the implementation and execution of those policies and strategies by the Company's officers and employees. The directors are kept informed of the Company's operations at meetings of the Board, through reports and analyses prepared by, and discussions with, the Company's management.

The Company's By-laws provide that the size of the Board of Directors will be fixed by resolution of the Board. The resolution currently in effect provides for a Board of four members as of the date of this Annual Meeting. The four persons named below have been nominated to serve on the Board of Directors until the 2009 Annual Meeting of the Stockholders or until their successors are elected and qualified. The currently-sitting independent directors are not standing for re-election. Accordingly, other than Dmitry Beinus, all of the nominees, if elected, will be newly joining the Board following the Annual Meeting. The age and a brief biographical description of each director nominee are set forth below. The information appearing below and certain information regarding beneficial ownership of securities by such nominees contained in this proxy statement have been furnished to the Company by the nominees. Each nominee for director has indicated that he or she is willing and able to serve as a director if elected. However, if any nominee should become unable to serve or for good cause will not serve, the persons named on the enclosed proxy card will vote for such other nominees and substituted nominees as designated by the Board of Directors.

Required Vote

Directors are elected by a plurality of the votes present and in person or represented by proxy and entitled to vote on the proposal. Votes may be cast in favor or withheld; votes that are withheld will be excluded entirely from the vote and will have no effect. A broker non-vote will not be treated as entitled to vote on this matter and will have no effect on the outcome.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.

Nominees for Election as Directors

Nominees for Director	Age	Business Experience During Past Five Years and Other Information	Served as Director Since
Dmitry Beinus	56	Mr. Beinus has served as Chairman of the Board, President and Chief Executive Officer since the founding of the Company in 1979.	1979
Gail N. Egan	51	Since March 1991, Ms. Egan has been a partner in the public accounting firm of Egan & Egan, certified public accountants, Woodland Hills, California, where she serves as the lead engagement partner for the majority of the firm's audit clients, while also serving as the firm's Quality Control Review Partner and the liaison with the firm's Peer Reviewer. Ms. Egan is licensed as a certified public accountant and an attorney in the State of California.	–
Paul R. Lambert, Jr.	63	Since April 1996, Mr. Lambert has served as the General Manager of Majestic Reality Company Ayala Golf Center, located in Chino, California, where he has had full profit and loss responsibility, including operations, marketing, personnel and financial functions.	–

| Charlotte K. Reith | 57 | Since April 2001, Ms. Reith has been Vice President of The Reith Company, Pasadena, California, a California public accountancy corporation that performs forensic accounting and consulting. Prior to 2001, Ms. Reith worked for Universal City Studios, Universal City, California, for 16 years in various finance and management positions, including, most recently, as Vice President, Financial Systems of the Entertainment Division (from 1997 to 2001). Ms. Reith is a Certified Public Accountant and a Certified Valuation Analyst. | – |

None of the current directors, nominees for director or executive officers was selected pursuant to any arrangement or understanding, other than the directors and executive officers of the Company acting solely in their capacity as such. There are no family relationships among directors, nominees for board membership or executive officers of the Company. The Company's executive officers serve at the discretion of the Board of Directors.

Compensation of Directors

Directors who are not employees of the Company are paid director fees consisting of a retainer of $10,000 per fiscal year, plus a per meeting fee of $750. In addition, Audit and Compensation Committee chairs are paid $5,000 per fiscal year for their service in chairing the committees. Under the Company's Non-Employee Director Stock Plan, each newly-elected director will receive on the date of the Annual Meeting either (i) an option to purchase 7,500 shares of Common Stock or (ii) a grant of 1,800 restricted shares, the exact nature of the award to be determined by the Board of Directors. When reelected in subsequent years, the directors other than Mr. Beinus will each be automatically granted on the date of the Annual Meeting either: (i) 600 shares of restricted common stock or (ii) options to purchase 2,500 shares of common stock.

The following information outlines the compensation paid to non-employee directors, including annual Board of Directors and chair of committee fees, and meeting attendance fees for fiscal 2007.

Director Compensation Table for 2007			
Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	Total ($)
Peter G. Hanelt	26,250	8,947	35,197
Ann Iverson	26,250	22,821	49,071
Randy Katz	21,250	22,821	44,071
Mark J. Miller	21,250	22,821	44,071

(1) The amounts shown reflect the SFAS 123(R) compensation expense recognized for financial statement reporting purposes for the 2007 fiscal year with respect to stock options granted to such Board members in the 2007 fiscal year or in prior fiscal years. The SFAS 123(R) compensation expense is based on the grant-date fair value of each option grant and does not take into account any estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of the SFAS 123(R) grant-date fair value of each option grant are set forth in Note 9 to our Consolidated Financial Statements for the 2007 fiscal year included in our Annual Report on Form 10-K for the fiscal year ended December 29, 2007.

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics

The Board of Directors is committed to sound and effective corporate governance practices. In this regard, the Board of Directors has formally adopted a Code of Business Conduct and Ethics applicable to all officers, directors and employees as required by NASDAQ listing standards. This Code of Business Conduct and Ethics is publicly available on the Company's website at www.shoepavilion.com.

Independence of Directors

The Company's Board of Directors currently includes four independent directors. To be considered independent under NASDAQ rules, a director may not be employed by the Company or engage in certain types of business dealings with the Company. In addition, as required by NASDAQ rules, the Board has made a determination as to each independent director that no relationship exists that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the Board reviewed and discussed information provided by the directors and by the Company with regard to each director's business and personal activities as they relate to the Company and its management. Based on this review, the Board has determined that Mr. Hanelt, Mrs. Iverson, Mr. Katz and Mr. Miller are independent directors. Mr. Beinus is an employee of the Company and are therefore not considered independent.

Board Committees

The Board of Directors currently has three standing committees: the Audit Committee; the Compensation Committee; and the Governance and Nominating Committee. The Board of Directors adopted charters for the Audit, Compensation and Governance and Nominating Committees. Copies of these charters are publicly available on the Company's website at www.shoepavilion.com. All members of the three committees are independent within the meaning of applicable NASDAQ listing standards.

Audit Committee

The Audit Committee has three members: Peter G. Hanelt (Chair), Ann Iverson and Randy Katz. The Committee met eight times in fiscal 2007.

The Audit Committee's role includes the oversight of the Company's financial, accounting and reporting processes; its system of internal accounting and financial controls and compliance with related legal and regulatory requirements; the appointment, engagement, termination and oversight of the Company's independent auditors, including conducting a review of their independence, reviewing and approving the planned scope of the annual audit, overseeing the independent auditors' audit work; review and pre-approval of any audit and non-audit services that may be performed by them; review with management and the independent auditors the adequacy of the Company's internal financial controls; and review of the Company's critical accounting policies and the application of accounting principles. See "Report of the Audit Committee" contained in this proxy statement.

Each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the Securities and Exchange Commission (the "SEC") for audit committee membership and is an "independent director" within the meaning of applicable NASDAQ listing standards. Each Audit Committee member meets the NASDAQ's financial knowledge requirements, and the Board of Directors has further determined that Peter G. Hanelt (i) is an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC; and (ii) also meets the NASDAQ's professional experience requirements. The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and NASDAQ.

Compensation Committee

The Compensation Committee has three members: Ann Iverson (Chair), Peter G. Hanelt and Mark J. Miller, all of whom are independent. The Committee met three times in fiscal 2007.

The Compensation Committee is responsible for establishing and administering the policies and practices governing the annual compensation of executive officers, including cash compensation and equity incentive programs, and reviews and establishes annually the compensation of the Chief Executive Officer. It also is responsible for evaluating the performance of executive officers and senior management. As part of this process, the Compensation Committee meets with the Chief Executive Officer on an annual basis and reviews his recommendations on compensating executive officers as well as compensation policies and practices. The Compensation Committee also reviews and approves equity-based compensation grants to the Company's non-officer employees.

Governance and Nominating Committee

The Governance and Nominating Committee has three members: Mark J. Miller (Chair), Peter G. Hanelt Randy Katz. The Committee met one time in fiscal 2007.

The Governance and Nominating Committee's principal functions include (i) ensuring written charters are prepared for each standing committee; (ii) periodically reviewing the Company's Code of Business Conduct and Ethics; (iii) periodically reviewing the Company's Insider Trading Policy and recommending any changes for approval by the Board; (iv) reviewing any director candidates, including those nominated or recommended by stockholders; (v) assisting the Chairman of the Board in the annual evaluation of individual members of the Board and its standing committees; and (vi) identifying candidates to become members of the Board or its standing committees consistent with criteria established by the Board or its standing committees.

The Company does not have a policy with regard to consideration of director candidates nominated by the stockholders. Historically, the only candidates who have been nominated at the Company's annual meetings have been the nominees proposed by the Board of Directors, and, therefore, there has not been a need to have in place a set of procedures for stockholder nominations. Nevertheless, were a stockholder nomination to be delivered to the Company on or before the deadline for stockholder proposals, including all information required by Regulation 14A under the Securities Exchange Act of 1934, as amended, the Committee would consider any such proposed nominee in connection with its own deliberations. Any nominee should be prepared to participate fully in Board activities, including attendance at, and active participation in, meetings of the Board, and not have other personal or professional commitments that would, in the Committee's judgment, interfere with or limit such candidate's ability to do so. Any nominee should also be prepared to represent the best interests of all of Shoe Pavilion's stockholders and not just one particular constituency.

Communications with the Board of Directors

Any stockholder who desires to contact the Board or specific members of the Board may do so electronically by sending an email to the following address: steng@shoepavilion.com. Alternatively, a stockholder may contact the Board or specific members of the Board by writing to: Stockholder Communications, Shoe Pavilion, Inc., 13245 Riverside Drive, Suite 450, Sherman Oaks, California 91423.

Attendance at Meetings

The Board of Directors conducted 18 meetings in fiscal 2007. During 2007, there were no members of the Board of Directors who attended fewer than 75% of the meetings of the Board of Directors and all committees of the Board on which they served.

EXECUTIVE COMPENSATION

We seek to provide a level of compensation for our executive officers that is competitive with publicly-traded companies similar in both size and industry. We hope to attract, retain, and reward executive officers who contribute to our success, to align executive officer compensation with our performance and to motivate executive officers to achieve our business objectives. We compensate our senior management through a mix of base salary, bonus and equity compensation pursuant to our equity incentive plan.

Our Compensation Committee determines and recommends to our Board of Directors the compensation of our executive officers. The Compensation Committee also will administer our equity incentive plan. The Compensation Committee reviews base salary levels for executive officers of our Company and recommends raises and bonuses based upon Company achievements, individual performance and competitive and market conditions. The Compensation Committee may delegate certain of its responsibilities, as it deems appropriate, to other compensation committees or to the Company's officers, but it has not elected to do so.

Executive Officer Compensation

The following Summary Compensation Table sets forth certain information regarding the compensation of (i) our principal executive officer; (ii) the only other executive officer serving on December 29, 2007 who earned $100,000 or more in total compensation during fiscal 2007; and (iii) one former executive officer who would have been included in the Summary Compensation Table had he been employed by Shoe Pavilion on December 29, 2007 (together, the "Named Executive Officers"). The information in the table covers services rendered in all capacities to us during the fiscal year ended December 29, 2007.

Summary Compensation Table						
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)** (2)	**Option Awards ($)** (3)	**All Other Compensation ($)** (4)	**Total ($)**
Dmitry Beinus Chief Executive Officer	2007	399,235	-	131,724	21,000	551,959
	2006	380,594	75,817	89,993	20,076	566,480
Robert Hall Chief Operating Officer	2007	171,137	-	31,355	4,800	207,292
	2006	146,501	15,000	27,519	-	189,020
Bruce L. Ross Former Chief Financial Officer (1)	2007	95,331	-	56,895	-	152,226
	2006	100,637	-	88,213	-	188,850

(1) Mr. Ross resigned as the Company's Chief Financial Officer in May 2007 and was replaced by Mr. Michael P. McHugh in November 2007.
(2) Messrs. Beinus and Hall received discretionary bonuses in 2006.
(3) Represents the SFAS 123(R) compensation expense attributable to stock options earned by the Named Executive Officers for the applicable year, whether granted in the current fiscal year or in prior fiscal years. The compensation expense, which does not take into account any estimated forfeitures, is based on the grant-date fair value of each stock option grant. Assumptions used in the calculation of the SFAS 123(R) grant-date fair value are set forth in Note 9 to our Consolidated Financial Statements for the year ended December 29, 2007 included in our Annual Report on Form 10-K for such fiscal year.
(4) Amounts included in All Other Compensation represent an automobile allowance paid to the Named Executive Officer in the respective years set forth.

The following table provides information with respect to outstanding stock options held by the Named Executive Officers as of December 29, 2007. The Named Executive Officers have no other outstanding equity awards.

Outstanding Equity Awards at 2007 Year-End				

	Option Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Dmitry Beinus	55,552 (1)	44,448 (1)	7.52	5/18/2016
Robert Hall	50,000 (2)	-	7.00	2/23/2008
	15,000 (3)	-	1.94	6/27/2010
	75,000 (4)	25,000 (4)	1.28	2/20/2014
	5,555 (5)	4,445 (5)	7.52	5/18/2016
	4,865 (6)	20,135 (6)	3.21	6/13/2017
Bruce L. Ross	-	-	-	-

(1) This option was vested as to 55.6% of the underlying shares on December 18, 2007; the remaining 44.4% of the shares are scheduled to vest in monthly increments through April 18, 2009, when the options become 100% vested.
(2) This option became 100% vested on February 23, 2002.
(3) This option became 100% vested on June 27, 2004.
(4) This option was vested as to 75.0% of the underlying shares on February 20, 2007; the remaining 25.0% of the shares are scheduled to vest in annual increments through February 20, 2008, when the options becomes 100% vested.
(5) This option vested as to 55.6% of the underlying shares on December 18, 2007; the remaining 44.4% of the shares are scheduled to vest in monthly increments through April 18, 2009, when the options becomes 100% vested.
(6) This option was vested as to 19.5% of the underlying shares on December 13, 2007; the remaining 80.5% of the shares are scheduled to vest in monthly increments through May 13, 2010, when the options becomes 100% vested.

Employment Agreements and Other Arrangements

The Company has no employment agreement or other arrangement regarding employment with the Named Executive Officers or any other executive officer of the Company.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

The Board of Directors has selected Grant Thornton LLP as the independent registered public accounting firm to perform the audit of the Company's consolidated financial statements for the fiscal year ending January 3, 2009. Although action by the stockholders is not required by law, the Board of Directors has determined as a matter of good corporate governance that it is desirable to request ratification of this selection by the stockholders of the Company. If the stockholders fail to approve the selection of such auditors, the Board of Directors will reconsider the selection.

A majority of the shares present in person or by proxy and entitled to vote at the annual meeting is required for approval of this proposal.

Resignation of Former Independent Registered Public Accounting Firm and Appointment of Grant Thornton LLP

On November 28, 2007, Deloitte & Touche informed the Audit Committee that it declines to stand for reappointment as the Company's independent registered public accountants.

The reports of Deloitte & Touche on the Company's consolidated financial statements for fiscal years 2005 and 2006 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as discussed in the following sentence. Deloitte & Touche's report on the December 30, 2006 consolidated financial statements included explanatory paragraphs related to the restatement of the Company's consolidated statements of cash flows for the years ended December 31, 2005 and January 1, 2005 and related to the adoption of Statement of Financial Standards No. 123(R), "*Share-Based Payment.*"

During the fiscal years ended December 31, 2005 and December 30, 2006 and through November 28, 2007, there were no disagreements between Deloitte & Touche and the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte & Touche's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its reports.

Except as described below, there were no reportable events under Item 304(a)(1)(v) of Regulation S-K that occurred during the fiscal years ended December 31, 2005 and December 30, 2006 and through November 28, 2007. The Audit Committee of the Board of Directors discussed each of the material weaknesses described below with Deloitte & Touche, and the Company authorized Deloitte & Touche to respond fully to the inquiries of a successor auditor concerning the subject matter below.

In connection with Deloitte & Touche's review of the interim financial statements for the quarter ended September 29, 2007, they advised the Company that they believed the following matters constituted material weaknesses. These material weaknesses were reported in Item 4T of the Company's Form 10-Q for that fiscal quarter.

1. *Material weakness related to the control environment* - The Company did not maintain a control environment that fully emphasized the establishment of, adherence to, or adequate communication regarding appropriate internal control for all aspects of its operations. Specifically, the Company did not have adequate controls for the purposes of establishing, maintaining and communicating its control environment due to the insufficient number of personnel and lack of appropriate depth of knowledge, experience and training in the application of accounting principles generally accepted in the United States of America ("US GAAP") in its accounting and finance function.

2. *Material weakness related to preparation of account analysis, account summaries and account reconciliations* - In certain cases, inaccurate or incomplete account analyses, account summaries and account reconciliations were prepared during the quarter-end financial closing and reporting process in the

areas of inventory, fixed assets and income taxes. As a result, material adjustments were necessary in order to present the Company's condensed consolidated financial statements for the thirty-nine weeks ended September 29, 2007 in accordance with US GAAP.

In connection with Deloitte & Touche's review of the interim financial statements for the quarter ended April 1, 2006, they advised the Company that they believed the following matter constituted a material weakness. This material weakness was reported in Item 4 of the Company's Form 10-Q for that fiscal quarter.

Material weakness related to the control environment - In the course of evaluating the design and operating effectiveness of the Company's disclosure controls and procedures for the thirteen weeks ended April 1, 2006, management identified the following deficiencies that increased the likelihood of potential material errors in the Company's financial reporting: (i) an insufficient number of accounting and finance personnel with the appropriate depth of experience, and (ii) a need for a more formalized process to identify, analyze and record significant financial information and transactions in conformity with current accounting literature.

On December 7, 2007, the Audit Committee appointed Grant Thornton LLP as the Company's independent registered public accounting firm to review the Company's consolidated financial statements for the fiscal year ended December 29, 2007. During the fiscal years ended December 31, 2005 and December 30, 2006 and through December 7, 2007, the Company did not consult with Grant Thornton LLP on either (i) the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on the Company's financial statements; or (ii) any matter that was the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event described in Item 304(a)(1)(v) of Regulation S-K.

AUDIT COMMITTEE MATTERS

Principal Accounting Fees and Services

Grant Thornton LLP did not bill any fees to the Company in fiscal year 2007 because its engagement did not begin until December 7, 2007. The aggregate fees billed by Deloitte & Touche LLP to Shoe Pavilion for fiscal years 2007 and 2006 for professional services totaled $419,827 and $783,825, respectively. The fees described below are as follows:

- **Audit Fees** for the audit of the annual consolidated financial statements for fiscal 2006 and reviews of the quarterly consolidated financial statements included in the Form 10-Q's for fiscal 2007 and 2006 were $301,777 and $496,300, respectively.

- **Audit-Related Fees** for services related to the secondary stock offering for fiscal 2006 was $217,555. There were no audit-related fees for fiscal 2007.

- **Tax Fees** for services relating to transaction review, tax regulatory matters and tax return review for fiscal 2007 and 2006 were $118,050 and $68,470, respectively.

- **All Other Fees** for professional services rendered to the Company in fiscal 2006 was $1,500. There were no other fees for fiscal 2007.

A representative of Grant Thornton LLP will be present at the Annual Meeting with the opportunity to make a statement if he desires to do so and will be available to respond to appropriate questions.

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The Company is required to obtain prior approval from the Audit Committee for all audit and permissible non-audit related fees incurred with the Company's independent auditors. Pursuant to the Pre-Approval Policy, all new projects (and fees) either must be authorized in advance under the guidelines set forth in the Pre-Approval Policy or approved in advance by the full Committee. The Committee does not currently have a separate written Pre-Approval Policy, although the Audit Committee Charter addresses the Pre-Approval Policy. All new projects and fees are pre-approved by Peter G. Hanelt, the Chairman of the Audit Committee, acting as the designated subcommittee for pre-approval purposes. Mr. Hanelt reports any such pre-approvals to the Committee at its next meeting.

The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining the independence of its independent registered public accounting firm and has concluded that it is.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF GRANT THORNTON LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is responsible for monitoring the integrity of the Company's consolidated financial statements, its system of internal controls and the independence and performance of its independent auditors. It also recommends to the Board of Directors, subject to stockholder ratification, the selection of the Company's independent auditors. The Committee is composed of three non-employee directors and operates under a written charter adopted and approved by the Board of Directors. Each Committee member is independent as defined by The NASDAQ Stock Market listing standards.

Management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Company's independent auditors are responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. The Audit Committee, however, is not professionally engaged in the practice of accounting or auditing and is not expert in the fields of accounting or auditing, including with respect to auditor independence. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent auditors.

The Audit Committee held eight meetings during fiscal 2007. The meetings were designed, among other things, to facilitate and encourage communication among the Committee, management and the Company's independent auditors, Deloitte & Touche LLP and, as of December 7, 2007, Grant Thornton LLP. The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their audit. It met with the independent auditors, with and without management present, to discuss the results of their examination and their evaluation of the Company's internal controls.

The Audit Committee reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 29, 2007 with management and Grant Thornton LLP. It also discussed with the independent auditors matters required to be discussed with audit committees under auditing standards generally accepted in the United States of America, including, among other things, matters related to the conduct of the audit of the Company's consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees).

The Company's independent auditors also provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and discussed with the independent auditors their independence from the Company. When considering Grant Thornton LLP's independence, it considered whether their provision of services to the Company beyond those rendered in connection with their audit and review of the Company's consolidated financial statements was compatible with maintaining their independence. The Audit Committee also reviewed, among other things, the amount of fees paid to Deloitte & Touche LLP for audit and non-audit services for the fiscal year ended December 29, 2007.

Based on its review and these meetings, discussions and reports, and subject to the limitations on its role and responsibilities referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements for the fiscal year ended December 29, 2007 be included in the Company's Annual Report on Form 10-K for filing with the SEC. It has also recommended the selection of the Company's independent auditors, and, based on its recommendation, the Board has selected Grant Thornton LLP as the Company's independent auditors for the fiscal year ending January 3, 2009, subject to stockholder ratification.

Audit Committee

Peter G. Hanelt, Chair
Ann Iverson
Randy Katz

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 29, 2007.

	Equity Compensation Plan Information		
Plan Category	**Number of Common Shares to be issued Upon Exercise of Outstanding Options, Warrants and Rights (#)**	**Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)**	**Number of Common Shares Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (#)**
Equity compensation plans approved by stockholders			
Amended and Restated 1998 Equity Incentive Plan	426,500	4.67	419,561
Second Amended and Restated Non-Employee Director Stock Plan	45,000	5.28	12,500
Equity compensation plans not approved by stockholders	-	-	-

SECURITY OWNERSHIP OF MANAGEMENT, DIRECTORS AND PRINCIPAL STOCKHOLDERS

The following table indicates, as to each director, director nominee, Named Executive Officer and each holder known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting stock, the number of shares and percentage of the Company's stock beneficially owned as of March 29, 2008. For the purpose of the disclosure of ownership of shares by named executive officers, below, shares are considered to be "beneficially" owned if a person, directly or indirectly, has or shares the power to vote or direct the voting of the shares, the power to dispose of or direct the disposition of shares, or the right to acquire beneficial ownership of shares within 60 days of March 29, 2008.

Name and Address	Shares of Common Stock Beneficially Held	Percentage of Common Stock
5% or Greater Stockholders		

Dmitry Beinus (1)
  13245 Riverside Drive, Suite 450
  Sherman Oaks, CA 91423
	2,819,442	29.5%

Jack Roth (2)(3)
  1801 Century Park East
  Los Angeles, CA 90067
	1,011,351	10.6%

JPMorgan Chase & Co. (2)
  270 Park Avenue
  New York, NY 10017
	872,285	9.1%

Officers, Directors and Nominees Not Listed Above		
Robert R. Hall (4)	130,284	1.4%
Peter G. Hanelt (5)	21,500	*
Ann Iverson (6)	7,500	*
Randy Katz (6)	7,500	*
Mark J. Miller (6)	7,500	*
Gail N. Egan	-	-
Paul R. Lambert, Jr.	-	-
Charlotte K. Reith	-	-
All current executive officers and directors as a group (6 persons) (7)	2,993,726	31.4%

*   Less than 1.0%
(1) Includes 69,442 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 2008.
(2) Based solely upon Schedules 13D or 13G filed with the SEC.
(3) Includes 142,320 shares of common stock owned by members of Mr. Roth's family, or foundations or 401(k) plans established by or for the benefit of family members. As to these shares, Mr. Roth shares power to dispose

or direct the disposition of such shares, but he does not have the power to vote or to direct the voting of such shares. Mr. Roth disclaims beneficial ownership of all such shares. Without considering such shares, Mr. Roth owns 9.1% of the Company's outstanding shares.

(4) Includes 130,284 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 2008.

(5) Includes 12,500 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 2008.

(6) Includes 7,500 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 2008.

(7) Includes 234,726 shares issuable upon exercise of outstanding options exercisable within 60 days of March 29, 2008.

RELATED PARTY TRANSACTIONS

The following is a description of each transaction since January 1, 2006 and each currently proposed transaction in which:

- the Company has been or are to be a participant;

- the amount involved exceeds $120,000; and

- any of the Company's directors, executive officers or holders of more than 5% of the capital stock, or any immediate family member of or persons sharing the household with any of these individuals, had or will have a direct or indirect material interest.

The Company has used Ad Marketing, Inc. for its advertising and marketing needs since fiscal year 1997. Ad Marketing provides Shoe Pavilion with both print and advertising services, including the creation of advertising content and the buying of media time. The contract with Ad Marketing may be cancelled by either party upon giving 60 days' notice. The Company paid Ad Marketing $5.9 million for its services in each of fiscal 2007 and fiscal 2006. As of December 29, 2007, the Company had $1.1 million in accrued liabilities to Ad Marketing. Jack Roth is the President, Chief Executive Officer, Chairman and the principal stockholder of Ad Marketing. Mr. Roth and various members of his family directly, or indirectly through foundations and 401(k) plans, own 1,011,351 shares, or 10.6% of the Company's outstanding shares of common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten-percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that, during the period from December 31, 2006 through December 29, 2007 all applicable filing requirements were complied with for its officers, directors, and greater than ten-percent beneficial owners.

OTHER MATTERS

As of the date of this Proxy Statement, there are no other matters which management intends to present or has reason to believe others will present at the Annual Meeting. If other matters properly come before the Annual Meeting, those who act as proxies will vote in accordance with their judgment.

STOCKHOLDER PROPOSALS

Under certain circumstances, stockholders are entitled to present proposals at stockholder meetings. In order for such a proposal to be included in the proxy statement for the Company's 2009 annual meeting of stockholders, it must be submitted to the Company by a stockholder prior to January 4, 2009, in a form that complies with applicable regulations. If a stockholder gives notice of the proposal after that deadline, the Company's proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at the meeting.

The Company was not notified by any stockholder of his or her intent to present a stockholder proposal from the floor at this year's annual meeting. The enclosed proxy card grants the proxy holders discretionary authority to vote on any matter properly brought before the annual meeting.


COST OF SOLICITATION


All expenses in connection with the solicitation of this proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to stockholders, will be paid by the Company.


ANNUAL REPORT


The Company's Annual Report for the fiscal year ended December 29, 2007 accompanies or has preceded this Proxy Statement. The Annual Report contains consolidated financial statements of the Company and its subsidiary and the report thereon of Grant Thornton LLP, the Company's independent registered public accounting firm.

STOCKHOLDERS MAY OBTAIN WITHOUT CHARGE A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K, INCLUDING FINANCIAL STATEMENTS REQUIRED TO BE FILED WITH THE SEC PURSUANT TO THE EXCHANGE ACT FOR THE FISCAL YEAR ENDED DECEMBER 29, 2007, BY WRITING TO THE COMPANY AT: 13245 RIVERSIDE DRIVE, SUITE 450, SHERMAN OAKS, CALIFORNIA 91423, ATTENTION: STEPHEN TENG.

Dated: May 5, 2008

By Order of the Board of Directors

Michael P. McHugh, *Secretary*

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
SHOE PAVILION, INC.

The undersigned hereby appoints Dmitry Beinus and Michael P. McHugh, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of Shoe Pavilion, Inc. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Stockholders of the Company to be held at Shoe Pavilion's corporate headquarters, located at 13245 Riverside Drive, Suite 450, Sherman Oaks, California 91423 on Friday, May 30, 2008, at 9:00 a.m., California time or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

(Continued, and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

↑ FOLD AND DETACH HERE ↑

This proxy will be voted as directed, or if no direction is indicated, will be voted "FOR" the proposals. This proxy is solicited on behalf of the Board of Directors. The Board of Directors recommends a vote FOR items 1 and 2.

☐ Mark Here for Address Change or Comments **PLEASE SEE REVERSE SIDE**

1. **ELECTION OF DIRECTORS**

   NOMINEES: FOR ☐   WITHHELD FOR ALL ☐

   01   Dmitry Beinus
   02   Gail N. Egan
   03   Paul R. Lambert, Jr.
   04   Charlotte K. Reith

   Withheld for the nominees you list below: (Write that nominee's name in the space provided below.)

   _____

2. **RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS THE COMPANY'S INDEPENDENT AUDITORS**

   FOR ☐   AGAINST ☐   ABSTAIN ☐

   If you plan to attend the Annual Meeting, please mark the box ☐

Signature_____Signature_____Date_____

Note: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

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